David C. Benoit
Vice President, Finance and CFO

Connecticut Water Service, Inc.
NASDAQ:  CTWS
93 West Main Street
Clinton, Connecticut 06413-1600

860.669.8630 Ext. 3030  FAX 860.669.9326
email:  dbenoit@ctwater.com

December 17, 2008

Via EDGAR Transmission
and Facsimile: 202-772-9202

H. Christopher Owings, Assistant Director
Blair F. Petrillo, Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

Re:	Registration Statement on Form S-3 Filed October 8, 2008,
File No.: 333-153910 – Request for Acceleration of Effectiveness

Dear Mr. Owings and Ms. Petrillo:

Concurrently with the filing of this letter, Connecticut Water Service, Inc. (the “Company”) is today submitting an Amendment No. 2 to the Registration Statement on Form S-3 captioned above to make the following corrections:

1) a reference to the Company’s third quarter Form 10-Q (filed with the SEC on November 7, 2008) has been added to page 2 as a new bullet point; and

2) the references to the Company’s current reports on Form 8-K filed since January 1, 2008 has been revised to add a reference to the Form 8-K filed by the Company on December 11, 2008.

Edward B. Whittemore of Murtha Cullina LLP, counsel to the Company, will submit hardcopy of this letter and clean/marked copies of Amendment No. 2 to your attention via overnight delivery.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 P.M., Eastern Time, on December 19, 2008, or as soon thereafter as practicable.

In connection with this request for acceleration pursuant to Rule 461 under the Act, the Registrant is aware of its obligations under the Act.  The Company hereby further confirms for the Staff that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours, CONNECTICUT WATER SERVICE, INC.
By: /s/David C. Benoit David C. Benoit Vice President, Finance and Chief Financial Officer
cc: Eric W. Thornburg Edward B. Whittemore